March 31, 2015
Dear Fellow Shareholders,

Eurasian has steadily advanced and refined our Royalty and Prospect Generation business model. The three-pronged approach of 1) organic prospect and royalty generation, 2) royalty purchases, and 3) strategic investments provides a solid foundation for sustainability and growth. This diversified strategy, supported by a drive to increase revenues and reduce costs, leads to long term value creation.

The core of our business is organic growth, and we are taking advantage of the current down cycle by acquiring prospective, yet inexpensive mineral property interests. A focus of new generative growth is Northern Europe and Western North America, where Eurasian has been staking open ground in key mining districts. A demonstration of long term value creation via organic growth is the Akarca project in Turkey, an EMX discovery with over $12 million of partner funded investment. Another example in Turkey is the Balya polymetallic royalty property, where a new shaft is being sunk in anticipation of near term production.

Royalty interests provide perpetual exposure to exploration upside and discovery. To augment our portfolio of organically grown assets, Eurasian selectively purchases royalties. An excellent example is the purchase of the Leeville royalty in the Carlin trend of Nevada. Newmont's $400 million Turf Vent Shaft project will impact "greater Leeville" starting in late 2015. Another example is EMX's royalty interest covering Reservoir Minerals' share of the exciting discovery at Cukaru Peki in the Bor District of Serbia, which is being aggressively advanced by Reservoir and their Joint Venture partner Freeport McMoRan.

Strategic investments are also an important component of our long term value creation strategy. Eurasian leverages its global network of technical expertise to identify investment opportunities as an outgrowth of its generative efforts. A preeminent example is our approximate 40% share ownership in IG Copper, and their district-scale Malmyzh copper-gold joint venture in Far East Russia. We see potential for substantial upside in this investment.

The vital ingredient for Eurasian's success is our people. EMX's core group of entrepreneurial geologists and support personnel are seasoned and accomplished industry professionals. Their hard work, perseverance, and passion built our portfolio of over 1.7 million acres of mineral property interests on five continents. An achievement of this magnitude requires great effort by many individuals and costs real money. We are confident that the continued growth of Eurasian's portfolio has positioned us for success, as highlighted by the examples above.

None of this would have been possible without our loyal shareholders. I am grateful for your support, and look forward to continuing to work towards making each and every Eurasian share more valuable to you in the future.

On behalf of the Board of Directors,

David M. Cole
President and Chief Executive Officer